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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                   SCHEDULE TO

                                  (Rule 13e-4)
            Tender Offer Statement Under Section 14(d)(1) or 13(e)(1)
                     of The Securities Exchange Act of 1934

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                        SUN INTERNATIONAL HOTELS LIMITED
         (Name of Subject Company (Issuer) and Filing Person (Offeror))

         Options to Purchase Ordinary Shares, Par Value $0.001 Per Share
                         (Title of Class of Securities)

                                    P879T133
                      (CUSIP Number of Class of Securities)
                          (Underlying Ordinary Shares)

                             Charles D. Adamo, Esq.
                        Sun International Hotels Limited
                                  Coral Towers
                          Paradise Island, The Bahamas
                                 (242) 363-6000
                       (Name,address and telephone number
                             of person authorized to
                               receive notices and
                           communications on behalf of
                                 filing persons)

                                    Copy to:

                              Todd M. Roberts, Esq.
                     Dickstein Shapiro Morin & Oshinsky LLP
                     1177 Avenue of the Americas, 41st Floor
                             New York, NY 10036-2714
                                 (212) 835-1400

                           CALCULATION OF FILING FEE:

       TRANSACTION VALUATION*                             AMOUNT OF FILING FEE**

            $21,698,448                                       $4,339.69

* Calculated solely for purposes of determining the filing fee. This amount assumes that options to purchase 1,735,336 Ordinary Shares of Sun International Hotels Limited having an aggregate value of $21,698,448 as of April 30, 2002 will be exchanged and/or cancelled pursuant to this offer. The aggregate value of such options was calculated based on the Black-Scholes option pricing model. The number of options, the aggregate value of the options and the filing fee are based on the number of eligible options on April 30, 2002.

** The amount of the filing fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.

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|_|   Check box if any part of the fee is offset as provided by Rule 0-11(a)(2)
      and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

             Amount Previously Paid: Not applicable
             Filing party: Not applicable
             Form or Registration No.: Not applicable
             Date filed: Not applicable

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

      |_|   third party tender offer subject to Rule 14d-1.

      |X|   issuer tender offer subject to Rule 13e-4.

      |_|   going-private transaction subject to Rule 13e-3.

      |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. |_|

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ITEM 1. SUMMARY TERM SHEET.

The information set forth under "Summary Term Sheet" in the Offer to Exchange, dated May 24, 2002 (the "Offer to Exchange"), attached hereto as Exhibit (a)(1), is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

      (a) The name of the subject company is Sun International Hotels Limited, an international business corporation organized and existing under the laws of the Commonwealth of The Bahamas. The Company's executive offices are located at Coral Towers, Paradise Island, The Bahamas, telephone: (242) 363-6000.

      (b) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference.

      (c) The information set forth in the Offer to Exchange under Section 7 ("Price Range of Ordinary Shares ") is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

      (a) The filing person is the issuer. The information set forth under Item 2(a) above and in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

      ITEM 4. TERMS OF THE TRANSACTION.

      (a) The information set forth in the Offer to Exchange under "Summary Term Sheet," Section 1 ("Number of Options; Expiration Date"), Section 3 ("Procedures"), Section 4 ("Change in Election"), Section 5 ("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options"),
Section 6 ("Conditions of the Offer"), Section 8 ("Source and Amount of Consideration; Terms of Replacement Options"), Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options"),
Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer"), Section 12 ("Legal Matters; Regulatory Approvals"),
Section 13 ("Material U.S. Federal Income Tax Consequences") and Section 14 ("Extension of Offer; Termination; Amendment") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND ARRANGEMENTS.

      (e) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") is incorporated herein by reference. The Sun International Hotels Limited Stock Option Plan, the Sun International Hotels Limited 1997 Stock Option Plan, as amended, the 2000 Sun International Hotels Limited Stock Option Plan, and the form of stock option agreement, attached hereto as Exhibits d(1), d(2), d(3) and d(4), respectively, contain information regarding the subject securities.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

      (a) The information set forth in the Offer to Exchange under Section 2 ("Purpose of the Offer") is incorporated herein by reference.

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      (b) The information set forth in the Offer to Exchange under Section 5
("Acceptance of Options for Exchange and Cancellation and Issuance of Replacement Options") and Section 11 ("Status of Options Acquired by Us in the Offer; Accounting Consequences of the Offer") is incorporated herein by reference.

      (c) Not applicable.

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a) The information set forth in the Offer to Exchange under Section 8 ("Source and Amount of Consideration; Terms of Replacement Options") and Section 15 ("Fees and Expenses") is incorporated herein by reference.

      (b) Not applicable.

      (d) Not applicable.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

      (b) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") is incorporated herein by reference.

ITEM 9. PERSON/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

      (a) The information set forth in the Offer to Exchange under Section 15 ("Fees and Expenses") is incorporated herein by reference.

ITEM 10. FINANCIAL STATEMENTS.

      (a) The information set forth in the Offer to Exchange under Section 9 ("Information About Sun International Hotel Limited") and Section 16 ("Additional Information") and the financial statements set forth on pages F-2 through F-7 in the Company's Annual Report on Form 20-F for its fiscal year ended December 31, 2000 filed on July 2, 2001, on pages F-1 through F-45 on the Company's Form F-4 filed on September 21, 2001, and in our Quarterly Reports on Form 6-K filed May 8, 2001, August 1, 2001, November 5, 2001, February 5, 2002, April 24, 2002 and May 7, 2002 are incorporated herein by reference.

      (b) Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

      (a) The information set forth in the Offer to Exchange under Section 10 ("Interests of Directors and Officers; Transactions and Arrangements About the Options") and Section 12 ("Legal Matters; Regulatory Approvals") is incorporated herein by reference.

      (b) Not applicable.

ITEM 12. EXHIBITS.

      (a)   (1)   Offer to Exchange, dated May 24 , 2002.

            (2)   Form of Election Form.


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            (3)   Cover Letter to Sun International Option Holders, dated May
                  24, 2002.

            (4)   Letter to Sun International Option Holders, dated May 24,
                  2002.

            (5) Annual Report of Sun International on Form 20-F for the fiscal year ended December 31, 2000, filed with the SEC on July 2, 2001 (incorporated herein by reference)

            (6) Registration Statement of Sun International on Form F-4 filed with the SEC on September 21, 2001 (incorporated herein by reference)

            (7) Quarterly Reports Sun International on Form 6-K filed with the SEC on May 8, 2001, August 1, 2001, November 5, 2001, February 5, 2002, April 24, 2002 and May 7, 2002 (incorporated herein by reference)

      (b)   Not applicable.

      (d)   (1)   Sun International Hotels Limited Stock Option Plan,
                  incorporated by reference as Exhibit 4.2 to Form S-8 filed on April 26, 1996.

            (2) Sun International Hotels Limited 1997 Stock Option Plan, as amended, incorporated by reference as Exhibit 4.2 to Form S-8 filed on March 15, 1999.

            (3) Sun International Hotels Limited 2000 Stock Option Plan, incorporated by reference as Exhibit 4.2 to Form S-8 filed on December 7, 2000.

            (4)   Form of Replacement Grant Stock Option Agreement.

      (g)   Not applicable.

      (h)   Not applicable.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

      (a)   Not applicable.


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                                    SIGNATURE

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                        SUN INTERNATIONAL HOTELS LIMITED


                                        /s/ William Murtha
                                        ----------------------------------------
                                        William Murtha
                                        Authorized Person

Date: May 24, 2002


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                                INDEX TO EXHIBITS

Exhibit
Number      Description
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(a)         (1)   Offer to Exchange, dated May 24 , 2002.

            (2)   Form of Election Form.

            (3) Cover Letter to Sun International Option Holders, dated May 24, 2002.

            (4)   Letter to Sun International Option Holders, dated May 24,
                  2002.

            (5) Annual Report of Sun International on Form 20-F for the fiscal year ended December 31, 2000, filed with the SEC on July 2, 2001 (incorporated herein by reference)

            (6) Registration Statement of Sun International on Form F-4 filed with the SEC on September 21, 2001 (incorporated herein by reference)

            (7) Quarterly Reports Sun International on Form 6-K filed with the SEC on May 8, 2001, August 1, 2001, November 5, 2001, February 5, 2002, April 24, 2002 and May 7, 2002 (incorporated herein by reference)

(b)   Not applicable.

(d)         (1)   Sun International Hotels Limited Stock Option Plan,
                  incorporated by reference as Exhibit 4.2 to Form S-8 filed on April 26, 1996.

            (2) Sun International Hotels Limited 1997 Stock Option Plan, as amended, incorporated by reference as Exhibit 4.2 to Form S-8 filed on March 15, 1999.

            (3) Sun International Hotels Limited 2000 Stock Option Plan, incorporated by reference as Exhibit 4.2 to Form S-8 filed on December 7, 2000.

            (4)   Form of Replacement Grant Stock Option Agreement.

(g)   Not applicable.

(h)   Not applicable.


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